



Spencer Trotter

Founder & CEO of SST TECHNOLOGIES LLC

Albuquerque, New Mexico

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SST TECHNOLOGIES LLC
www.AnywhereFridge.com

Entrepreneur

📇 **See contact info**

👥 177 connections

Inventor: Spencer S Trotter My name is Spencer Trotter, the inventor of the Anywhere-Fridge. As a thirteen year-old, I recognized the need for this product. In order to assist my family monetarily, I began selling heat-sensitive products from a cooler. Unfortunately, after hours of repeatedly opening...

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Experience

Founder and CEO
SST TECHNOLOGIES LLC www.AnywhereFridge.com
Dec 2006 – Present • 11 yrs 7 mos
Albuquerque, New Mexico

As CEO & Founder of SST TECHNOLOGIES LLC.
I handle most of our logistical operations and executive decision-making on our products such as the Anywhere Fridge.

Media (3)

3rd prototype



Anywhere Fridg

Education

 **Entrepreneur**

Volunteer Experience



Teacher in Honduras
Bilingual school
Education

Skills & Endorsements

Hospitals · 6
Candice Chavez and 5 connections have given endorsements for this skill

Healthcare Management · 4
Tom Zender and 3 connections have given endorsements for this skill

Clinical Research · 4
Tom Zender and 3 connections have given endorsements for this skill

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